EXHIBIT 2.13


UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

------------------------------------------------------
                                                      :
WISDOM IMPORT SALES COMPANY, L.L.C.,                  :
                                                      :
                                    Plaintiff,        :       Civil Action No:
                                                      :
                             v.                       :
                                                      :
LABATT BREWING COMPANY LIMITED,                       :       COMPLAINT
LABATT HOLDINGS, INC.,                                :
LABATT USA L.L.C.,                                    :
L.F. HOLDINGS I L.L.C.                                :
INTERBREW, S.A.,                                      :
                                                      :
                                    Defendants.       :
                                                      :
------------------------------------------------------


                                  Introduction
                                  ------------

         1. Plaintiff Wisdom Import Sales Company, L.L.C. ("Wisdom") brings this action to prevent the imminent irreparable harm from the loss of Wisdom's bargained-for minority shareholder rights that will occur if Defendants consummate a publicly-announced transaction with Companhia de Bebidas das Americas ("AmBev"), pursuant to which there will be a transfer, without Wisdom's required approval, of membership or other equity interests in the Delaware limited liability company known as LF Holdings I L.L.C. ("LF I").

         2. Wisdom is a wholly owned subsidiary of FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), which in turn is an indirect subsidiary of Fomento Economico Mexicano, S.A. de C.V. ("FEMSA"). FEMSA is the largest beverage company in Latin America, selling both beer and soft drinks. FEMSA Cerveza is the second largest beer company in Mexico and manufactures the Mexican beer brands Tecate, Dos Equis, Sol, Bohemia, Carta Blanca and

Superior. FEMSA, through its subsidiary Coca-Cola FEMSA S.A. de C.V., is the second largest Coca-Cola distributor in the world and is the largest Coca-Cola distributor in Latin America.

         3. In 1994, FEMSA Cerveza was seeking to join another brewer to distribute its brands of beer in the United States. It entered discussions with John Labatt Ltd., one of the leading brewers of Canadian beers. These discussions led to a series of agreements that formed a broad, long-term (99-year) working relationship between FEMSA Cerveza and Labatt. Among other things, the parties created a venture that would distribute the parties' Mexican and Canadian beers in the United States, and Labatt purchased a minority interest in FEMSA Cerveza.

         4. These agreements granted to Labatt both management and equity control (70 percent) of the U.S. joint venture comprised of four Delaware limited liability companies (including LF I), which the parties called "Labatt USA" or "LUSA." Allowing Labatt to control the U.S joint venture presented certain risks to FEMSA Cerveza, because the success of its beers in the United States would largely be in someone else's hands. Approximately two years later, FEMSA Cerveza (through plaintiff Wisdom) addressed these risks by bargaining for and receiving the right to veto certain specified actions called "Fundamental Matters." Two of these Fundamental Matters are central to this dispute. First, FEMSA Cerveza did not want to find itself in business with someone other than Labatt unless it chose to do so. Thus, Wisdom received the express right to veto "the Transfer of any membership or other equity interests in the Company or any subsidiary of the Company." Second, FEMSA Cerveza did not want the U.S. joint venture to be free to enter into an agreement with Labatt or one of its affiliates without Wisdom's approval. FEMSA Cerveza, for example, wanted to prevent Labatt from acquiring


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


another major brand of beer and having that brand distributed by LUSA in a fashion that might interfere with LUSA's distribution of FEMSA Cerveza's brands. The parties therefore expressly agreed that Wisdom would have the right to veto "the entry by the Company or any of its subsidiaries into . . . any agreement with any Member or any of their respective affiliates."

         5. After execution of the 1994 agreements, Interbrew, a Belgium-based brewer, purchased Labatt, and thus controls Labatt, as well as Labatt's 70 percent interest in the U.S. joint venture and Labatt's 30 percent stake in FEMSA Cerveza.

         6. In blatant disregard of Wisdom's bargained-for minority veto rights, Interbrew announced on March 3, 2004 that it has entered into a complex web of transactions with AmBev, the leading beer and soft drink distributor in Brazil and a direct competitor of FEMSA Cerveza and Coca-Cola FEMSA. The announced deal purports to (a) transfer Interbrew's membership interests in the U.S. joint venture, and (b) grant control of LUSA to AmBev. The deal also purports to (a) transfer Interbrew's 30 percent interest in FEMSA Cerveza, and (b) grant control of that 30 percent stake to AmBev. Interbrew never obtained, or even sought, the approval of FEMSA Cerveza for these transfers. In essence, Interbrew seeks to force FEMSA Cerveza to go into business with AmBev, its competitor, without FEMSA Cerveza having any say in the matter.

         7. There can be no doubt that the proposed Interbrew/AmBev transaction violates Wisdom's bargained-for veto right over transfers of membership interests in the U.S. joint venture. The Schedule 13D filed by AmBev on March 8, 2004 with the U.S. Securities and Exchange Commission states that there would be "transfers" pursuant to which AmBev will acquire Labatt's equity interest in
LUSA:


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


          As a result of the Restructuring and other permitted transfers, Labatt's business and assets to be acquired by AmBev are anticipated to constitute the Canadian-based operations and assets of Labatt and its subsidiaries, and to the extent no transaction has been consummated in respect to the FEMSA Cerveza Interest or Labatt USA, the FEMSA Cerveza Interest and/or Labatt's equity interest in Labatt USA.

         8. In addition, the transaction between Interbrew and AmBev will also involve a new agreement, pursuant to which Interbrew will be assigned to manage the operations of LUSA, a subsidiary of LF I. Such an agreement will necessarily require either LF I or LUSA to be a party and thus will be the type of related-party transaction that Wisdom has the right to veto.

         9. Unfortunately, this is not the first time that Interbrew has required Wisdom to come to this Court to enforce its bargained-for minority veto rights. In 2002, Interbrew attempted to have LUSA distribute Interbrew's brand of Beck's beer without the approval of Wisdom. This Court enforced Wisdom's minority right to veto any affiliate agreement and enjoined the Defendants from integrating Beck's beer into the LUSA distribution system without Wisdom's consent. The Second Circuit affirmed this ruling in August 2003.

         10. Wisdom asks this Court to tell the Defendants - once again - that they must live up to their contractual commitments. Wisdom has not agreed to be in business with AmBev and it has the clear and unfettered right to prohibit that result. Wisdom therefore seeks an injunction to prevent the imminent irreparable harm from the loss of its bargained-for minority veto rights.

                                   The Parties
                                   -----------

         11. Plaintiff Wisdom is a limited liability company organized under the laws of Texas, and is a controlled affiliate of FEMSA Cerveza. Wisdom owns 30 percent of the membership interests in LF I, which in turn controls LUSA. Wisdom also appoints two of the seven members of LF l's Board of Directors. Wisdom's principal place of business is Texas.


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


         12. Defendant Labatt Brewing Company Limited ("Labatt"), a corporation organized under the laws of Canada, is wholly-owned by Interbrew. Labatt produces and distributes beer brands such as Labatt Blue, Labatt Blue Light, and Labatt Blue Ice. On information and belief, Labatt's principal place of business is Canada.

         13. Defendant Interbrew is the owner of Labatt, and is the third largest brewer by volume in the world, owning such brands as Stella Artois, Bass, Beck's, and the Labatt family of brands. Interbrew also owns 30 percent of FEMSA Cerveza through Labatt. On information and belief, Interbrew's principal place of business is Belgium.

         14. Defendant Labatt Holdings, Inc. ("Holdings"), a Delaware corporation, is a wholly owned subsidiary of Labatt which, in turn, owns 69 percent of the interests in LF I. Holdings appoints five of the seven members of the LF I Board of Directors as well as the LF I chief executive officer. On information and belief, Holdings' principal place of business is Connecticut.

         15. Defendant LF I is a Delaware limited liability company formed on December 1, 1994. Interests in LF I are owned 70 percent by the Interbrew controlled entities Holdings and Labatt Holdings II, Inc. ("Holdings II"), and 30 percent by Wisdom. LF I, in turn, controls 98.5 percent of LUSA. The purpose of LF I is to establish, finance, promote, and organize companies or business entities of any type related to the production, manufacture, distribution, importation, exportation and selling of beer, beer-related products, alcoholic cider and mineral water and merchandise or other property related or required for the foregoing, as well as to acquire and possess shares, interests or participations in them. On information and belief, LF I's principal place of business is Connecticut.

         16. Defendant LUSA is a Delaware limited liability company, formed on December 1, 1994. The interests in LUSA are owned 98.5 percent by LF I, and 1.5 percent by LF Holdings II L.L.C. ("LF II"). The purpose of LUSA is to engage in the importation, distribution, and sale of beer, and other malt beverage products, and the advertising, marketing and promotional activities in connection therewith. LUSA is an operating subsidiary of LF I and acts as the exclusive distributor of the Labatt and FEMSA Cerveza brands of beer in the United States. LUSA is controlled by LF I, and LUSA's officers are appointed by LF I. On information and belief, LF I's principal place of business is Connecticut.

                             Jurisdiction and Venue
                             ----------------------

         17. This Court has subject matter jurisdiction over this action pursuant to 28 U.S.C. ss.1332, because diversity of citizenship exists between Plaintiff and Defendants, and the damage which would be caused to Plaintiff's business but for the relief requested herein exceeds $75,000.

         18. This Court has personal jurisdiction over each of the Defendants pursuant to Federal Rule of Civil Procedure 4(k)(l)(A) and New York CPLR ss.ss. 301, 302 (a)(1) in that each of the said Defendants: transacts business within the State of New York and contracts to supply goods in the State of New York; regularly does and solicits business, engages in a persistent course of conduct and derives substantial revenue from goods used or consumed in the State of New York; and expects or reasonably should expect its actions to have consequences in the State of New York, and derive substantial revenue from interstate and international commerce. Upon information and belief, these acts have been committed in this District.


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


         19. Venue is proper in this District pursuant to 28 U.S.C. ss. 1391(a)(2), because a substantial part of the events giving rise to the claim occurred in this District.

                 The U.S. Venture and Its Governing Agreements
                 ---------------------------------------------

         20. On September 12, 1994, John Labatt Ltd., predecessor-in-interest to Labatt, and FEMSA executed a letter of intent that outlined a plan to create a joint venture combining all of their United States beer and other malt beverage operations. The parties agreed that FEMSA Cerveza and Labatt would create a jointly-owned structure to distribute their products in the United States.

         21. By a Joint Venture Agreement dated December 1, 1994 (the "JV Agreement"), various Labatt entities and various FEMSA entities agreed that Labatt and FEMSA Cerveza would distribute their brands in the United States through a corporate structure, represented and operated by four principal Delaware limited liability companies: (a) LF I, (b) LF II, (c) LUSA, and (d) Latrobe Brewing Company L.L.C.

         a. The JV Agreement
            ----------------

         22. On December 1, 1994, Labatt, Holdings, Holdings II, Labatt USA, Inc., Labatt Importers, Inc., Latrobe Brewing Company, FEMSA Cerveza, Multi-National Investment Corp., Wisdom, LF I, LF II, LUSA, and Latrobe Brewing Company, LLC signed the JV Agreement whereby the parties agreed to combine all of Labatt's United States distribution, and Labatt's ownership of the Latrobe Brewing Company, which brewed Rolling Rock, and FEMSA Cerveza's United States distribution arm, Wisdom, into a single corporate structure that would be owned jointly by Holdings, Holdings II, and MNIC. MNIC, Holdings, and Holdings II formed and became the sole members of LF I, LF II, Latrobe and LUSA. MNIC was a Delaware corporation and a wholly-owned subsidiary of FEMSA Cerveza, but through a series of transactions in 1999 and 2000 has been merged into Wisdom.

         23. In September 1994, Labatt purchased a 22 percent stake in FEMSA Cerveza as part of a series of transactions and retained an option to purchase 8 percent more, since exercised by Labatt's parent, Interbrew. Thus, Interbrew controls a 30 percent stake in FEMSA Cerveza.

         b. The Cerveza Distributor Agreement
            ---------------------------------

         24. On December 1, 1994, FEMSA Cerveza entered into an Exclusive Distributor Agreement with Wisdom (the "Cerveza Distributor Agreement"). In combination with the JV Agreement, the Cerveza Distributor Agreement provides that LUSA, as successor and assign of Wisdom, has exclusive 99-year distribution rights to FEMSA Cerveza's brands in the United States, and has a right of first refusal relating to the exclusive distribution of any new brands that FEMSA Cerveza might develop or acquire.

         25. Section 3(b) of the Cerveza Distributor Agreement vests LUSA with the sole and exclusive responsibility for, and discretion in, the implementation of marketing, advertising, and promotion of FEMSA Cerveza's brands. This provision, coupled with the 99-year term of the Cerveza Distributor Agreement, places LUSA in control of the marketing, advertising, distribution, and promotion of FEMSA Cerveza's brands in the United States. Thus, FEMSA Cerveza's beer brands are at the mercy of the decisions of LUSA.

         c. Principal Owners and Members Agreement
            --------------------------------------

         26. On March 1, 1996, Labatt, Holdings, Holdings II, FEMSA Cerveza, Wisdom, LF I and LF II entered into a Principal Owners and Members Agreement (the "POMA"). The POMA governs the activities of the principal owners of the U.S. joint venture (Labatt and


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


FEMSA Cerveza), as well as the conduct of the members of the joint venture (Holdings, Holdings II, and Wisdom).

         27. The POMA defines the term "Subsidiary" as "any Person (other than a natural Person) in which such Person owns, directly or indirectly, more than 50% of the outstanding equity or membership interests." Thus, under this definition, LUSA is a subsidiary of LF I.

         28. The agreement defines the term "Affiliate" as having the "meaning ascribed to such term in Rule 12b-2 under the Exchange Act." Rule l2b-2 contains the following definitions: "(a) Affiliate. An 'affiliate' of, or a person 'affiliated' with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified . . . (f) Control. The term 'control' (including the terms 'controlling,' 'controlled by' and 'under common control with') means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." Thus, under this definition, Interbrew and any of its subsidiaries are affiliates of Labatt and its controlled entities.

         d. The LF I Agreement
            ------------------

         29. On March 1, 1996, Holdings, Holdings II and Wisdom entered into a series of Delaware Limited Liability Company Agreements, including the Amended and Restated Limited Liability Company Agreement of LF Holdings I L.L.C. (the "LF I Agreement").

         30. The LF I Agreement provides that the "business and affairs of the Company [LF I] shall be managed by or under the direction of the Board of Directors." The agreement


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


further provides that five of LF l's directors, including the Chairman, are appointed by Interbrew-controlled entities, and two of the Directors are appointed by Wisdom.


         31. The LF I Agreement provides that at all meetings of the Board of Directors four directors shall constitute a quorum for the transaction of business and, except with regard to certain "Fundamental Matters," the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board.

         32. Section 2.9 of the LF I Agreement (the "Fundamental Matters Clause") provides that certain "Fundamental Matters" require the approval either of the holders of LF I membership interests having more than 80 percent of the votes, or of no fewer than six members of the LF I Board. These "Fundamental Matters" include (a) "the Transfer of any membership or other equity interest in the Company [LF I] or of any subsidiary of the [LF I] Company," and (b) the "entry by the Company [LF I] or any of its subsidiaries into or material modifications of any agreement with any Member [Holdings] or any of their respective affiliates [Interbrew and its subsidiaries]." The practical effect of these provisions, given Wisdom's 30 percent ownership of LF I and two Board members, is to give Wisdom the power to veto any "Fundamental Matter."

         33. Section 13.9 of the LF I Agreement states that the term Transfer "shall mean any sale, exchange, transfer, assignment (including those by operation of or succession by law), pledge, hypothecation, creation of lien, security interest or other encumbrance or other disposition. A Transfer with respect to any Person shall also include the merger, consolidation, sale of all or substantially all assets of any such Person. A Transfer shall not include any transfers of the right to receive Profits and Losses allocations to wholly-owned subsidiaries of the Members."


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


         34. Thus, pursuant to the Fundamental Matters Clause, before Interbrew can cause the transfer of Holdings' interests in LF I to AmBev, it must receive the approval of Wisdom - either through a member vote or through a vote by the Board of Directors. Similarly, before LF I or any of its subsidiaries can enter into any agreement with Holdings (or any other Interbrew affiliate), it must receive the approval of Wisdom.

         35. These agreements were reviewed, discussed and approved on February 27 - March 1, 1996, by representatives of FEMSA and Labatt at the offices of Labatt's counsel Sullivan & Cromwell LLP in New York City.

            Interbrew's Prior Breach of Wisdom's Minority Veto Rights
            ---------------------------------------------------------

         36. In 2001, Interbrew acquired the beer business of the German brewer Beck's & Co. for approximately $1.6 billion. Thereafter, Interbrew sought to integrate and combine the distribution of Beck's in the United States with LUSA's operations, but failed to obtain Wisdom's consent under the Fundamental Matters Clause. As a result, Wisdom was forced to go to court to enforce its rights. In May 2002, Wisdom sought and obtained a preliminary injunction enjoining the integration of Beck's brands into LUSA. The United States District Court for the Southern District of New York held that the proposed integration of Beck's into LUSA, without the approval of the Wisdom directors, violated
Section 2.9 of the LF I Agreement, that this breach denied Wisdom the benefit of its bargained for minority rights of corporate governance; and that such breach and denial of rights constituted irreparable harm. On August 7, 2003, the United States Court of Appeals for the Second Circuit affirmed the District Court's preliminary injunction Order. On October 10, 2003, the District Court, upon consent of the parties, converted the preliminary injunction into a permanent injunction.


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


            Interbrew and AmBev Disclose Their Transaction to FEMSA
            -------------------------------------------------------

         37. On February 25, 2004, Carlos Alberto da Veiga Sicupira, an executive director of AmBev, telephoned the office of Jose Antonio Fernandez, Chief Executive Officer of FEMSA, and requested a meeting for March 2, 2004. Mr. Sicupira did not tell Mr. Fernandez the purpose of this meeting.

         38. On March 1, 2004, John Brock, Chief Executive Officer of Interbrew, telephoned Mr. Fernandez and told him that Interbrew was going to enter into a transaction with AmBev, and that the purpose of the scheduled March 2, 2004 meeting between Mr. Sicupira of AmBev and Mr. Fernandez would be to discuss that transaction, which would be publicly announced the following day, March 3, 2004.

         39. On March 2, 2004, as scheduled, Mr. Fernandez of FEMSA met with Mr. Sicupira of AmBev, at FEMSA's offices in Monterrey, Mexico. Mr. Brock participated in the meeting by telephone. Federico Reyes, FEMSA's Senior Vice President for Finance and Planning, also attended the meeting. During that meeting, Mr. Brock informed Messrs. Fernandez and Reyes of the general outline of the agreed transaction between Interbrew and AmBev, and confirmed that the transaction would be made public the following morning. Mr. Sicupira and Mr. Brock also proposed that all the parties discuss the possibility of FEMSA participating in the new relationship between Interbrew and AmBev on a going-forward basis.

         40. On March 3, 2004, Mr. Brock sent Mr. Fernandez what appears to be a form letter again announcing the Interbrew/AmBev transaction.


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


          Interbrew Publicly Announces the Interbrew/AmBev Transaction
          ------------------------------------------------------------

         41. On March 3, 2004, Interbrew publicly announced the Interbrew/AmBev transaction. As part of the Interbrew/AmBev transaction, Interbrew will obtain an equity stake in AmBev and AmBev will obtain ownership and control of Interbrew's North American operations. No one at Interbrew sought Wisdom's approval of the Interbrew/AmBev transaction before the March 3 public announcement.

         42. The March 3 press release states that AmBev ordinary shares are currently held by three groups of stockholders: (a) Braco S.A., (b) Fundacao Antonio e Helena Zerrenner, and (c) the outstanding public shareholders of AmBev. As part of the transaction, Interbrew will issue 141.7 million new shares of Interbrew stock to the controlling shareholders of Braco in exchange for a 100 percent interest in Braco (which holds a 52.8 percent voting interest in AmBev). The press release further states that after Interbrew acquires Braco, AmBev will issue 9.5 billion AmBev ordinary shares and 13.8 billion AmBev preferred shares to Interbrew and assume debt of US$1.5 billion (including promissory notes of US$506 million) "in exchange for Interbrew's wholly-owned Canadian subsidiary Labatt, including its 30% interest in FEMSA Cerveza S.A. de C.V. and its 70% interest in Labatt USA. Labatt will be merged into AmBev."

         43. Since Interbrew/Labatt's "70% interest in Labatt USA" is comprised exclusively of its membership interest in LF I, AmBev is necessarily acquiring that interest.

         44. On March 3, 2004, the New York Times reported that "AmBev will continue with separate Brazilian and U.S. stock market listings and will take over Interbrew's North American assets - Canada's Labatt, control of the Labatt USA unit and a 30 percent stake in Mexican brewer FEMSA."

         45. On March 3, 2004, Interbrew and AmBev made available on their respective websites analyst presentations providing further details on the transaction, including financial


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


analysis, company overviews, and strategic plans for the combined company. These presentations make clear that after the transaction, AmBev will remain under the control of Braco and the Zerrenner Foundation, and that AmBev will "acquire[]" the "Labatt entities," which include equity interests in LF I and LUSA.

         46. AmBev, a Brazilian-based company, is the fifth largest beer brewer in the world and the largest beer brewer in Latin America.

         47. In addition, AmBev, through a subsidiary, is a prominent distributor of Pepsi-Cola in Brazil and elsewhere in Latin America. Significantly, AmBev distributes Pepsi-Cola in some of the same countries where Coca-Cola FEMSA distributes Coca-Cola. On March 4, 2004, the Wall Street Journal reported that "One potential conflict of interest is that AmBev is a major distributor for PepsiCo Inc. while Femsa is the Coca-Cola's Co.'s main bottler in Latin America."

         48. After the announcement of the merger, Interbrew and AmBev conducted several presentations for investors and analysts. Two of the presentations occurred in Belgium on March 3, and a third presentation was held at the St. Regis Hotel in New York City on March 4, 2004.

         49. On March 4, 2004, the New York Times reported that:

          ...the chief executive of AmBev, Carlos Brito, insisted at a news conference here that there was no sellout. He said a shareholders agreement between Braco, the company that holds the three bankers' controlling shares, and Interbrew's main shareholders, guaranteed that the Brazilian investors would have an equal say on the combined company's board for at least 20 years. In return, Braco had agreed to cede 50 percent of the control of AmBev's board to Interbrew. "What counts here is the governance of the company, as laid out in the shareholders' agreement," Mr. Brito said. "It is really an alliance with shared control."


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


         50. AmBev officials have also publicly indicated their plans to market AmBev beer brands in the United States. In the March 3 press release Marcel Herrmann Telles, Co-Chairman of AmBev, stated "This agreement offers AmBev a unique opportunity to combine with Interbrew a truly global powerhouse, with strong positions in the world's best markets... A unified operation for the Americas, from Canada to Argentina, is a very exciting prospect. More broadly, we can now achieve our long-term goal of opening the world's largest markets for AmBev's brands."

         51. On March 4, the Wall Street Journal reported that Mr. Telles, the Co-Chairman of AmBev, "said Interbrew's ownership of Labatt USA was the sweetener that clinched the deal, since AmBev was intent on transforming itself into an Americas powerhouse. 'Being a truly American company has always been our aspiration.'"

         52. On March 8, 2003, AmBev filed a Schedule 13D with the U.S. Securities and Exchange Commission providing information concerning the Interbrew/AmBev Transaction.

         53. Although Wisdom owns a minority interest in LF I, and the LF I Agreement prohibits the transfer of a membership interest in LF I without Wisdom's consent, Interbrew and its affiliates have made clear that they intend to proceed with the transfer of Interbrew's membership interests regardless of whether Wisdom approves the transaction. In fact, Interbrew has never made any attempt to obtain the approval of Wisdom.

         54. If the Interbrew/AmBev transaction is allowed to proceed and Interbrew is permitted to cause its membership interest in LF I to be transferred to AmBev, Wisdom will forever lose its bargained-for minority shareholder rights.

         55. If the transfer of the membership interest in LF I occurs, AmBev will own the right to market and distribute all the LUSA brands, including FEMSA's brands, pursuant to the exclusive distributor agreement. Thus, FEMSA's brands will be controlled by AmBev, which in addition to being a rival in the beer market, is a major distributor of Pepsi-Cola in Latin America, and thus a competitor of FEMSA in the soft drink market.


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


         56. Even if the membership interests in the LF I are not transferred to AmBev, but are instead transferred to an entity that is jointly controlled by Interbrew and AmBev, the FEMSA brands in the United States will be in the control of an entity jointly controlled by a competitor of FEMSA.

         57. Having FEMSA Cerveza's beer brands in the United States controlled by a competitor of FEMSA that has not been approved by Wisdom threatens to cause irreparable harm to Wisdom and FEMSA Cerveza's brands.

             The Interbrew/AmBev Transaction is a Fundamental Matter
             -------------------------------------------------------

         58. As discussed above, the Interbrew/AmBev transaction constitutes a Fundamental Matter requiring Wisdom's approval for numerous reasons.

         59. First, if the Interbrew/AmBev transaction were to be consummated as described in the Interbrew/AmBev March 3 press release and AmBev's Schedule 13D, in preparation for the consummation of the transaction Interbrew will cause the transfer of membership interests to a corporate merger vehicle referred to as Mergeco. This transfer of LF I membership interests to Mergeco constitutes a transfer of membership or other equity interests in LF I, and is therefore a Fundamental Matter under Section 2.9 of the LF I Agreement.

         60. Second, if the Interbrew/AmBev transaction were to be consummated as described in the Interbrew/AmBev March 3 press release and AmBev's Schedule 13D, there can be no doubt that the Interbrew/AmBev transaction would involve a transfer of Interbrew's membership interests in LF I (directly held by Holdings and Holdings II) to AmBev. Indeed, the public statements made by both Interbrew and AmBev confirm that as part of the Interbrew/AmBev transaction there will be a transfer of "Labatt's equity interest in Labatt USA" to AmBev. This transfer of interests to AmBev constitutes a transfer of membership or other equity interests in LF I, and is therefore a Fundamental Matter under Section 2.9 of the LF I Agreement.

         61. Finally, the Incorporacao Agreement (the document under Brazilian law providing for the acquisition by AmBev of Labatt and its subsidiaries) provides that Interbrew and AmBev shall negotiate a management agreement by which Interbrew would manage LUSA following the closing. Any such management agreement between Interbrew and AmBev would necessarily require the agreement of either LF I or LUSA. This agreement, whether oral or written, would constitute an agreement between LF I or a subsidiary of LF I and an affiliate of Holdings, and would thus be a Fundamental Matter under Section 2.9 of the LF I Agreement.

                                Claims for Relief
                                -----------------

                                    Count One
                                    ---------

                          Breach of the LF I Agreement
                          ----------------------------

                (Brought by Wisdom against Holdings, LF I, LUSA,
               and real parties in interest Labatt and Interbrew)

         62. Plaintiffs incorporate by reference all preceding paragraphs as if fully set forth herein.

         63. The LF I Agreement is a valid and enforceable contract, the material terms of which are memorialized therein.

         64. Section 2.9 of the LF I Agreement provides that certain Fundamental Matters require the approval of either the holders of LF I membership interests having more than 80 percent of the votes, or no fewer than six members of the LF I Board. These Fundamental Matters include (a) "the Transfer of any membership or other equity interest in the Company [LF I] or any subsidiary of the Company [LF I]," and (b) "the entry by the Company [LF I] or any of its subsidiaries [LUSA] into or the material modification of any agreement with any Member [Holdings] or any of their respective affiliates."

         65. Section 13.9 of the LF I Agreement states that the term Transfer "shall mean any sale, exchange, transfer, assignment (including those by operation of or succession by law), pledge, hypothecation, creation of lien, security interest or other encumbrance or other disposition. A Transfer with respect to any Person shall also include the merger, consolidation, sale of all or substantially all assets of any such Person. A Transfer shall not include any transfers of the right to receive Profits and Losses allocations to wholly-owned subsidiaries of the Members."

         66. The Interbrew/AmBev transaction's planned transfer of membership or other equity interests in LF I to Mergeco constitutes "the Transfer of any membership or other equity interest in the Company [LF I] or any subsidiary of the Company [LF I]," and thus is a Fundamental Matter requiring Wisdom's approval.

         67. The Interbrew/AmBev transaction's planned transfer of membership or other equity interests in LF I to AmBev constitutes "the Transfer of any membership or other equity interest in the Company [LF I] or any subsidiary of the Company [LF I]," and thus is a Fundamental Matter requiring Wisdom's approval.

         68. The Interbrew/AmBev transaction's planned management agreement by which Interbrew will be given the authority to manage LUSA constitutes "the entry by the Company or any of its subsidiaries into or the material modification of any agreement with any Member or any of their respective affiliates" and thus is a Fundamental Matter requiring Wisdom's approval.

         69. Defendants have neither sought nor obtained Wisdom's approval for the transfer of membership or other equity interests in LF I to Mergeco.

         70. Defendants have neither sought nor obtained Wisdom's approval for the transfer of membership or other equity interests in LF I to AmBev.

         71. Defendants have neither sought nor obtained Wisdom's approval for the entry by LUSA and/or LF I into an affiliate agreement regarding the management of LUSA.

         72. Wisdom has fully performed all of its duties under the terms of the LF I Agreement.

         73. Interbrew and Labatt wholly dominate and control Holdings, the holder of 70 percent of LF I.

         74. Holdings has the right to appoint the 5 of the 7 members of the Board of Directors of LF I.

         75. Wisdom will suffer irreparable harm as a result of breach of the LF I Agreement by the Defendants.

                               Prayer for Relief
                               -----------------

Wherefore, plaintiff prays for judgment as follows:

1)   Declaring that:

     (a) Defendants' announced plans to allow AmBev to acquire membership or other equity interests in LF I constitutes a transfer as that term is defined in the LF I Agreement, and that implementing such transfer without the express approval of holders of eighty percent of the membership interests of LF I, or no fewer than six of the directors of LF I, would violate Section 2.9 of the LF I Agreement;

     (b) Defendants' announced plans to allow membership or other equity interests in LF I to be transferred to a corporate merger vehicle of Interbrew referred to as Mergeco in the AmBev Schedule 13D constitutes a transfer as that term is defined in the LF I Agreement, and that implementing such transfer without the express approval of holders of eighty percent of the membership interests of LF I, or no fewer than six of the directors of LF I, would violate Section 2.9 of the LF I Agreement; and

     (c) Defendants' plan to cause LF I or LUSA to be party to an agreement, following the transactions announced by Interbrew and AmBev, to have Interbrew manage the operations of LUSA would be an affiliate agreement covered by Section 2.9 of the LF I Agreement, and implementing that plan without the express approval of holders of eighty percent of the membership interests of LF I, or no fewer than six of the directors of LF I, would violate Section 2.9 of the LF I Agreement.

2) Preliminarily and permanently enjoining Defendants, and their subsidiaries and affiliates, from taking any action in furtherance of:


     (a)  Allowing AmBev to acquire membership or other equity interests in LF
          I;

     (b) Allowing membership or other equity interests in LF I to be transferred to a corporate merger vehicle of Interbrew referred to as Mergeco in the AmBev Schedule 13D; and

     (c) Causing LF I or LUSA to be party to an agreement, following the transactions announced by Interbrew and AmBev, to have Interbrew manage the operations of LUSA,

without the express prior approval of holders of eighty percent of the membership interests of LF I, or of no fewer than six of the directors of LF I.

3) Awarding Plaintiff its costs and expenses in this litigation, including reasonable attorneys' fees and experts' fees and other costs and disbursements.

4) Awarding Plaintiff such other and further relief as may be just and proper under the circumstances.


Dated: March 12, 2004
       New York, New York


                                        Respectfully submitted,


                                        ----------------------------------------
                                        Stephen R. Neuwirth (SN-5367)
                                        Howard L. Vickery (HV-4664)
                                        Magda Jimenez (MJ-6828)
                                        Christopher Duffy (CD-2381)
                                        BOIES, SCHILLER & FLEXNER LLP
                                        570 Lexington Ave., 16th Floor
                                        New York, NY 10022
                                        (212) 446-2300
                                        (212) 446-2350 (facsimile)

                                        Attorneys for Plaintiff
                                        Wisdom Import Sales Company, L.L.C.

Of Counsel:

Ronald L. Olson
Glenn D. Pomerantz
MUNGER, TOLLES & OLSON LLP
355 South Grand Ave., 35th Floor
Los Angeles, CA 90071
(213) 683-9100
(213) 687-3702 (facsimile)